KT Corporation’s Contribution to its Labor Welfare Fund and Employee Stock Ownership Association

On August 25, 2005, KT Corporation’s board of directors has resolved that:

(1) KT Corporation will contribute KRW 50,000,000,000 in cash to its labor welfare fund on September 1, 2005 in accordance with its internal regulations with respect to labor welfare fund and the collective bargaining agreement for the year 2005 between KT Corporation and its labor union; and

(2) KT Corporation will contribute 2,297,580 treasury shares to its employee stock ownership association on August 26, 2005 in accordance with the collective bargaining agreement for the year 2005 between KT Corporation and its labor union.